Skadden, Arps, Slate, Meagher & Flom llp

525 University Avenue

Palo Alto, California 94301

VIA EDGAR Ms. Jan Woo Legal Branch Chief Office of Information Technologies and Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549	TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com September 27, 2016

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Re:      Great Elm Capital Group, Inc.

Draft Registration Statement on Form S-3

(the “Registration Statement”)

Submitted September 14, 2016

File No. 333-213620

Dear Ms. Woo:

Set forth below are the responses of Great Elm Capital Group, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 20, 2016, concerning the Registration Statement and our offering of securities. For your convenience, our response immediately follows the text of the Staff’s comment. The Staff’s comment has been indicated in bold italics. In addition to the response below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comment.

General

1.         Please provide your analysis in support of your position that you are eligible to use Form S-3 to register this offering. In your response, please address the analysis set forth in Question 116.20 of the Securities Act Forms Compliance and Disclosure Interpretations. Alternatively, please file a pre-effective amendment to your registration statement to convert it from Form S-3 to Form S-1

The Company has elected to file the Amended Registration Statement as a pre-effective amendment to the Registration Statement to convert it from Form S-3 to Form S-1 in order to expedite the review process.

Ms. Jan Woo

September 27, 2016

In response to a verbal comment from the Staff, the Company has revised the language in the Use of Proceeds section to state the interest rate of the Senior Secured Notes due 2019, which the Company plans to redeem concurrently with the rights offering.

Please contact the undersigned at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael J. Mies
Michael J. Mies

cc:	Securities and Exchange Commission
Jeff Kauten
Barbara C. Jacobs

cc:	Great Elm Capital Group, Inc.
Richard S Chernicoff